Exhibit 12.1

Statement Regarding Consolidated Ratio of Combined Earnings to Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our consolidated ratio of combined earnings to fixed charges and preferred stock dividends, including deposit interest within fixed charges and excluding deposit interest within fixed charges, for each of the periods indicated is as follows (in thousands):

	For the three months ended March 31		For the year ended December 31,
Ratio of Earnings to Fixed Charges*:	2014	2013	2013	2012	2011	2010	2009
Fixed charges:
Interest expense	6,932	8,402	30,913	38,063	51,901	83,546	154,010

Including deposit interest	6,932	8,402	30,913	38,063	51,901	83,546	154,010
Interest on deposits	5,878	7,372	26,740	33,774	46,480	66,016	118,784

Excluding deposit interest	1,054	1,030	4,173	4,289	5,421	17,530	35,226
Earnings:
Pre-tax income	93,730	89,733	383,347	398,608	381,035	318,124	242,132
Fixed charges	6,932	8,402	30,913	38,063	51,901	83,546	154,010
Noncontrolling interest in pre-tax income of subs that have incurred no fixed charges	(192)	(209)	156	2,110	3,280	165	(700)

Including deposit interest within fixed charges	100,854	98,344	414,104	434,561	429,656	401,505	396,842
Interest on deposits	5,878	7,372	26,740	33,774	46,480	66,016	118,784

Excluding deposit interest from fixed charges	94,976	90,972	387,364	400,787	383,176	335,489	278,058
Ratio, including deposit interest within fixed charges	14.55	11.70	13.40	11.42	8.28	4.81	2.58
Ratio, excluding deposit interest within fixed charges	90.11	88.32	92.83	93.45	70.68	19.14	7.89

*	During these periods, we had no outstanding shares of preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 and the three months ended March 31, 2014 and 2013 is not different from the ratio of earnings to fixed charges for those periods.

For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes, plus fixed charges, less our non-controlling interest in income before income taxes of subsidiaries that have not incurred fixed charges. Fixed charges include interest expense.